                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               Amendment No. _

                      SPAGHETTI WAREHOUSE, INCORPORATED
                                   COMMON
                              CUSIP:  846329100

                              December 31, 1996

Check the following box if a fee is being paid with this statement _

            (1)     Names of Reporting Persons S.S. or I.R.S.            Wachovia Corporation
           Identification Nos. of Above Persons                          56-1473727
            (2)     Check the Appropriate Box if a Member of a           (a)      N/A
           Group (See Instructions)

                                                                         (b)      N/A
            (3)     SEC Use Only
            (4)     Citizenship or Place of Organization                 North Carolina
           Number of Shares Beneficially Owned by Each Reporting
           Person With
                            (5)     Sole Voting Power                                         172,343
                            (6)     Shared Voting Power                                             0
                            (7)     Sole Dispositive Power                                    170,000
                            (8)     Shared Dispositive Power                                  130,395
            (9)     Aggregate Amount Beneficially Owned by Each                               302,378
           Reporting Person
           (10)     Check if Aggregate Amount in Row 9 Excludes
           Certain Shares (See Instructions)
           (11)     Percent of Class Represented by Amount in Row 9                 5.4%
           (12)     Type of Reporting Person
                    (See Instructions)                                               HC

ITEM 1 (A)       NAME OF ISSUER:

                        See cover page.

ITEM 1 (B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                        402 W. Interstate 30
                        Garland, TX  75043

ITEM 2 (A)       NAME OF PERSON FILING:

                 A.     See cover page.

ITEM 2 (B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                 A.     301 North Main Street
                        Winston-Salem, North Carolina 27150-3099

ITEM 2 (C)       CITIZENSHIP:

                 A.     See cover page.

ITEM 2 (D)       TITLE OF CLASS OF SECURITIES:

                        See cover page.

ITEM 2 (E)       CUSIP NUMBER:

                        See cover page.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-3(B), CHECK WHETHER THE PERSON FILING IS A:

                 (G)    (X)    PARENT HOLDING COMPANY, IN ACCORDANCE WITH
                               240.13D-1(B)(II)(G) (NOTE: SEE ITEM 7)

ITEM 4           OWNERSHIP.

                 IF THE PERCENT OF THE CLASS OWNED, AS OF DECEMBER 31 OF THE YEAR COVERED BY THE STATEMENT, OR AS OF THE LAST DAY OF ANY MONTH DESCRIBED IN RULE 13D-1 (B)(2), IF APPLICABLE, EXCEEDS FIVE PERCENT, PROVIDE THE FOLLOWING INFORMATION AS OF THAT DATE AND IDENTIFY THOSE SHARES WHICH THERE IS A RIGHT TO ACQUIRE.

                 WACHOVIA CORPORATION

                 (A)       AMOUNT BENEFICIALLY OWNED:      See cover page

                 (B)       PERCENT OF CLASS:               See cover page

                 (C)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


                 (I)       SOLE POWER TO VOTE OR TO DIRECT THE VOTE                  See cover page

                 (II)      SHARED POWER TO VOTE OR TO DIRECT THE VOTE                See cover page

                 (III)     SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF     See cover page

                 (IV)      SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF                                                        See cover page



ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                        N/A

ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                        N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 The securities to which this report relates are held by Wachovia Bank of North Carolina, NA, Wachovia Bank of Georgia, NA and Wachovia Bank of South Carolina, NA as trustees. (See Exhibit A.)

                 This filing should not be construed as an admission that the trustees or their parent, Wachovia Corporation, are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any securities covered by this statement.

ITEM 10          CERTIFICATION:

                 BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATE:    February 14, 1997

    FOR:     Wachovia Corporation


    BY:      Ricky B. Nicks
             ----------------------------------------
             Attorney-in-Fact
             Ricky B. Nicks, Executive Vice President
             Wachovia Operational Services Corporation
             (Authorized by Wachovia Corporation under a limited power of attorney filed with the Schedule 13G for Equus II, Ltd., CUSIP 294766100, filed by Wachovia Corporation on February 14, 1997.)


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                                        EXHIBIT A

The following entities agree that this Schedule 13G is filed on their behalf by the Wachovia Corporation.

                                                       IRS IDENTIFICATION
                    SUBSIDIARY                               NUMBER                         ITEM 3 CLASSIFICATION
 Wachovia Bank of Georgia, N.A.                            58-0242985         Bank as defined by section 3(a)(6) of the Act
 Wachovia Bank of North Carolina, N.A.                     56-0927594         Bank as defined by section 3(a)(6) of the Act
 Wachovia Bank of South Carolina, N.A.                     57-0539952         Bank as defined by section 3(a)(6) of the Act